Heads of Agreement between:
East Rand Proprietary Mines Ltd (“ERPM”)
And
Aurora Empowerment System (Pty) Ltd (“Aurora”)
For the purchase of the ERPM Metallurgical Plant (the “Plant”):
1
Recordals
a.   ERPM is the owner of the Plant, comprising the equipment situated on the site described on the inventory and site map, attached hereto and marked A1 and A2, and is able to dispose of it without any restriction of any kind;
b.   Aurora is the owner of the Grootvlei and Marievale tailings dams as set out on the site map attached hereto marked B, and is able to dispose of it without any restriction of any kind;
c.   ERPM and Aurora wish to enter into an agreement in terms of which Aurora acquires the Plant, and ERPM establishes an exclusive option in respect of the tailings.
2
Sale
a.   ERPM hereby sells to Aurora the Plant for a consideration of R20,000,000.00
(Twenty Million Rand) excluding VAT.
b.   The purchase consideration will be paid as follows:
i.   R5 million deposit upon signature of this agreement;
ii.   The balance of the purchase consideration of R15 million by the 30 th
of June
2010, unless ERPM elects to take up the Option, as described more fully, below; and

iii.   VAT upon rendering of a VAT invoice.
3 Occupation
a.   Aurora may take occupation of the Plant upon payment of the deposit.
b.   From the date upon which Aurora may take occupation, it may commence with clean‐up operations for its exclusive benefit and will assume the costs of security, electricity, water, environmental management and compliance generally, and all other costs associated with ownership of the plant.
c.   The parties record that DRDGOLD’s Crown operations conduct certain pumping operations at the plant, in the area, and utilising the equipment depicted on the site plan and schedule attached hereto, marked C. To this end Aurora will:
i.   allow personnel associated with this operation access into the Plant site, and will issue the nominees of DRDGOLD/Crown/ERPM with access cards or some other means of gaining access to the Plant to conduct the aforementioned work; and
ii.   Not interrupt or allow the interruption of existing power and water supply and piping and cable network to and from the pumps.
4 Ownership
a.   Ownership of the Plant equipment will remain vested with ERPM until payment of the purchase consideration is made in full, regardless of the fact that it may have been removed, and irrespective of the manner in which it was attached anywhere else.
b.   Aurora may not strip or remove any component from the Plant until such time as at least 40% of the balance of R15 million is paid. If Aurora were to default on payment of the balance on the due date, it agrees that ERPM may refuse to allow the removal of any further equipment from site.
c.   Aurora shall rehabilitate the Plant site and will, pending such rehabilitation establish security to the reasonable satisfaction of ERPM for the rehabilitation costs.

5 Option
a.   ERPM wishes to explore the feasibility of reclaiming the minerals in the Grootvlei and Marievale tailings dams through the Ergo circuits.
b.   Aurora hereby grants to ERPM the exclusive right to, up until the 30 th
of June 2010,
access the dams, take such samples as it may require, and undertakes to provide to
ERPM such information regarding the tailings as it may have in its possession, to enable ERPM to conduct a feasibility study to reclaim the minerals in the dams.
c.   ERPM may elect to, at any time prior to the 30
th
of June 2010 waive payment of the
balance of the purchase consideration in cash, and instead apply the claim as full consideration to establish an exclusive option to reclaim the tailings dams for minerals. The option shall commence on the 1
st
of July 2010, and ERPM may
exercise it by written or electronic notice to the registered office of Aurora or its
CEO or corporate advisors or sponsors, at any time before the close of business on the 30
th
of June 2020, or the first business day thereafter if the said date falls on a public holiday or weekend.
d.   During the option period, Aurora shall remain responsible for the environmental management of the tailings. This obligation shall pass to ERPM forthwith upon exercise of the option.
e.   If ERPM exercises the option, it shall be entitled to reclaim the tailings materials for its exclusive benefit, net of the compensation it undertakes to pay to Aurora, as described more fully below, and at a rate which it may determine in its own discretion.
6 Assistance
Aurora undertakes to provide all such assistance as ERPM may require during the option period and through to the commencement of production, to secure the right to explore and ultimately reclaim minerals from the Grootvlei and Marievale tailings dams, and to liaise with the regulator, interact on behalf of, and if required, act as the nominee of ERPM to obtain the required regulatory approvals and licenses to treat the said tailings dams.
7 Payment
a.   ERPM shall in addition to the option fee, pay to Aurora at the end of every quarter, an amount equal to 25% of the net profit after tax and capital expenditure, generated by the Grootvlei/Marievale circuit.
b.   For purposes of determining the amount available for distribution, the initial capital expended in respect of the acquisition of the required infrastructure to treat the
Grootvlei/Marievale resource, the construction of infrastructure and enhancements to plant and tailings disposal capacity will be ‘amortised’ over 10 years from date of expenditure.
8 Default
If either party is in default of its obligations in terms of this agreement, or arising from the provisions of this agreement, it may call upon the other party to remedy the default within 14 days of receipt of the notice, failing which it may avail itself to such remedies as are available in law.
9
Domicilium citandi et executandi
a.   The parties choose as their respective domicilium citandi et executandi, the following addresses:
Aurora Physical Address 11 Boundary Road,
Isle of Houghton, Johannesburg
e-mail
fazel@auroraempowerment.com
ERPM Physical Address 4 Ebsco House
299 Pendoring Ave, Blackheath

e-mail
niel.pretorius@za.drdgold.com
b.   Either party may change its domicilium citandi et executandi to another address in
South Africa by giving ten days written notice to the other party.
10 Cession and Assignment
a.   Either party may cede its rights and assign its obligations in terms of this agreement, provided that neither party will be released from its obligations, regardless of such assignment, unless the other party releases it in writing.
b.   If such a cession or assignment occurs, the party ceding or assigning will notify the other of this fact within a reasonable time of the said transaction occurring.
11 General
a.   This agreement is governed by the provisions of South African law.
b.   Each of the clauses in this agreement will be severable and independently enforceable, and will not be rendered void or unenforceable by the voidness or unenforceability of any of the other provisions of the agreement.
c.   The contra proferentem rule will not apply in the interpretation of this agreement.
Signed at Johannesburg on this the 22 day of January 2010.
By: /s/Z Mandela By: /s/TJ Gwebu
Managing Director Director
For: Aurora For: ERPM

Annexure A1
Inventory

ERPM Reduction Plant Inventory
Train bins and silo
1 x Caustic Soda Tank
2 x Hydrochloric acid Tanks
2 x Portabuild huts
2 x Lime tanks (100 Tons each )
16 x Browns Tanks (600 cubic meters ) with 5 agitators, gearboxes and motors
4 x cyanide tanks
2 x lime milk tanks with agitators and motors
1 roll 1200 conveyor belt 450m long
Conveyor belt and structure:
no: 2 belt 1200mm, no: 3 belt 900mm, no: 5 belt 900mm,
Mill Building
10 x ROM mills 16 x 8
4 x Krebs cyclones operational
1 set of liners for mill spare
Smelt House
3 x calciners
1 x arc furnace
2 x electrowinning cells
2 x safes
2 x scales
Complete
CIP Plant
1 x high rate thickener
6 x concrete thickeners. 2 structurally operational
Workshop
2 x hydraulic presses
2 x centre lathes
1 x screwing machine
1 x shaper
1 x electric saw
2 x drilling machines
1 x bench grinder
Boilermaker Workshop
1
x grinder
3 x welding machines
General
All loose equipment and scrap contained within the Plant perimeter fence

Security asset list — ERPM Plant
Surveillance room
2 x 20" colour HI resolution monitors
3 x 14" colour, , screens
4 x keyboards and mouses
3 x computer screens
3 x towers
1 x cpu
Mill section - cameras
2 x Phillips G3 colour auto domes 7.5 — 75mm zoom
Smelthouse - cameras
1 x Phillips G3 colour auto dome 7.5 — 75mm zoom
3 x Sony Super RL-3508C HADCCD 3 5mm — 8mm vari focal
Airlock — Smelthouse - cameras
1 x Phillips G3 colour day/nite auto dome 7.5 — 75mm zoom
Plant Perimeter - cameras
3 x Phillips GR day/nite auto domes 7.5 — 75mm zoom
1 x High speed super dome — Sony CCD infra red camera
Plant Access control building - cameras
Search cubicles — 2 x Sony Super RL-3508C HADCCD 35mm - 8mm
Entrance/exit passageways — 2 x Sony Super RL-3508C HADCCD 6
Control room — 1 x Sony Super RL-3508C
Surveillance room — 1 x Sony Super RL-3508C
Camera totals
Domes — 8
Fixed — 9
Safes
1 x Gun safe in control room
2 x Handheld search devices

Annexure A2
Site map of Plant
‐ 2 04

Annexure A2
Site map of Plant

Annexure B
Marievale and Grootvlei tailings dams and access routes

Annexure C
Cason/Crown equipment inventory and site map.